                          Domini Social Investments LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012

                                                                 August 30, 2006

Domini Social Investment Trust
536 Broadway, 7th Floor
New York, New York 10012

         Re: Expense Limitation Agreement

Ladies and Gentlemen:

         Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the
"Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Social
Bond Fund (the "Fund") or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund's aggregate expenses
(excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, 0.95% of the average daily net assets representing the Fund's
Investor shares and 0.63% of the average daily net assets representing the
Fund's Class R shares for the period from November 30, 2006 through November 30,
2007, and thereafter, 2.00% of the average daily net assets representing Class R shares for the period from November 30, 2007 until November 30, 2016 absent an earlier modification by the Board of Trustees.

         Please sign below to confirm your agreement with the terms of this letter.

                                            Sincerely,

                                            Domini Social Investments LLC

                                            By: /s/ Amy Domini
                                                --------------------------------
                                                Title: Chief Executive Officer

Agreed:
Domini Social Investment Trust

By: /s/ Carole M. Laible
    ---------------------------------
    Title: Treasurer